Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 3, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Tankers Limited Form 20-F for the Year Ended December 31, 2015 Filed March 23, 2016 File No. 001-13944

Dear Ms. Raminpour,

On behalf of Nordic American Tankers Limited (the "Company"), we submit this response to your letter dated January 27, 2017 (the "Third Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided comments to the Company's Report on Form 6-K for the nine months ended September 30, 2016 (the "Third Quarter Report"), which follows comments provided to the Company by the Staff in a letter dated December 21, 2016 (the "First Comment Letter") and January 10, 2017 (the "Second Comment Letter").  On behalf of the Company, we replied to the First Comment Letter on December 23, 2016 and the Second Comment Letter on January 24, 2017.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Third Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Form 6-K furnished November 15, 2016

1.
We have reviewed your response to prior comment 1 of our letter dated January 10, 2017 and note you plan to revise the formerly titled non-GAAP measure of free cash flow to that of Adjusted EBITDA, and will continue to present it as a performance measure, as reconciled to Net Operating Gain (Loss). Please revise to reconcile Adjusted EBITDA to net income, rather than operating income, as we believe operating income would not be considered the most directly comparable GAAP measure. We refer you to Questions 103.01 and 103.02 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, issued on May 17, 2016. Alternatively, you could consider revising the title of the measure to "Adjusted Operating Earnings." Please revise accordingly.

The Company advises that it will in future filings with the Commission revise the title of the non-GAAP measure "Operating Cash Flow" to "Adjusted Net Operating Earnings" which will be presented as follows:

Reconciliation of Non-GAAP Financial Measures Amounts in USD '000	Three Months Ended			Nine Months Ended
	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Operating Earnings (Loss)	(2 189)	17 612	29 079	48 975	93 701
Depreciation Costs	23 248	21 447	20 477	66 320	60 944
Share Based Compensation and Changes in Deferred compensation Cost	632	1 633	(499)	2 974	(60)
Adjusted Net Operating Earnings(1)	21 691	40 692	49 057	118 270	154 585

(1)          Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, share based compensation and changes in deferred compensation costs. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

 *****
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman
Nordic American Tankers Limited